Peekay Boutiques, Inc.

901 West Main Street, Suite A

Auburn, WA 98001

November 22, 2016

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Ms. Mara L. Ransom

Re:	Peekay Boutiques, Inc.
Request for Withdrawal of Registration Statement on Form S-1 (333-203870)

Dear Ms. Ransom:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Peekay Boutiques, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Registrant’s Registration Statement on Form S-1 (File No. 333-203870), initially filed with the Commission on May 5, 2015, as thereafter amended, together with all exhibits thereto (collectively, the “Registration Statement”).

At this time, the Registrant has determined not to proceed with its public offering and believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors as contemplated by Rule 477 under the Securities Act.

The Registration Statement was never declared effective. The Registrant confirms that no securities have been sold pursuant to the Registration Statement. Pursuant to Rule 477(c), the Registrant advises the Commission that it may, upon consideration of its financing and strategic options, undertake a subsequent private offering in reliance on Rule 155(c) promulgated under the Securities Act.

The Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Peekay Boutiques, Inc., 901 West Main Street, Suite A, Auburn, WA 98001, with a copy to the Company’s counsel, Bevilacqua PLLC, Attn: Louis A. Bevilacqua, 1629 K Street, NW, Suite 300, Washington, DC  20006, facsimile number (301) 874-8635.

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If you have any further questions regarding this request for withdrawal, or if you require any additional information, please contact the undersigned at (253) 351-5001 x115 or Louis A. Bevilacqua of Bevilacqua PLLC at (202) 203-8665.

Sincerely,

Peekay Boutiques, Inc.

	By:	/s/ Lisa Berman
Lisa Berman
Chief Executive Officer
cc: Louis A. Bevilacqua, Esq.

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